PE 1/21/14

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 21 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005213

January 21, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-21-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Wynn Resorts, Limited

Dear Mr. Mueller:

This is in regard to your letter dated January 21, 2014 concerning the shareholder proposal submitted by The Sisters of St. Francis of Dubuque Iowa for inclusion in Wynn Resorts' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Wynn Resorts therefore withdraws its January 8, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Sr. Cathy Katoski, OSF
The Sisters of St. Francis of Dubuque Iowa
katoskic@osfdbq.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 21, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wynn Resorts, Limited*
Stockholder Proposal of The Sisters of St. Francis of Dubuque Iowa
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 8, 2014, we requested that the staff of the Division of Corporation Finance concur that our client, Wynn Resorts, Limited (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof submitted by The Sisters of St. Francis of Dubuque Iowa (the "Proponent").

Enclosed as Exhibit A is an e-mail from the Proponent, dated January 21, 2014, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 8, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671, or Kim Sinatra, the Company's General Counsel, at (702) 770-2112 with any questions regarding this matter.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Kim Sinatra, Wynn Resorts, Limited
Michelle Koch, Wynn Resorts, Limited
Sr. Cathy Katoski, OSF, The Sisters of St. Francis of Dubuque Iowa

GIBSON DUNN

EXHIBIT A

From: Katoski, Sr. Cathy <katoskic@osfdbq.org>
Sent: Tuesday, January 21, 2014 10:48 AM
To: Orr, Alexander L.
Cc: Koch, Michelle (michelle.koch@wynnresorts.com); Mike Crosby (MikeCrosby@aol.com); pmneuhauser@aol.com
Subject: RE: Wynn Resorts, Limited (Sisters of St. Francis, Dubuque, Iowa)

Dear Alex, Michelle and Kevin, I write to notify you that the Sisters of St. Francis of Dubuque, IA are withdrawing our shareholder resolution regarding smokefree casinos. Though we continue to regret the effects of second-hand smoke on our employees, we recognize that there is not sufficient support for such a shareholder resolution at this time. Sr. Cathy Katoski, OSF

Sr. Cathy (Kate) Katoski, OSF
Treasurer and Director of Development
3390 Windsor Ave
Dubuque, Iowa 52001-1311
563-583-9786
Fax 563-583-3250
Cell 563-564-9411

We invite you to remember us in your estate plan.
We will be eternally grateful!

From: Orr, Alexander L. [mailto:AOrr@gibsondunn.com]
Sent: Wednesday, January 08, 2014 5:13 PM
To: Katoski, Sr. Cathy
Subject: Wynn Resorts, Limited (Sisters of St. Francis, Dubuque, Iowa)

Attached please find a copy of the no-action request we submitted today on behalf of our client, Wynn Resorts, Limited. A copy of this letter also is being sent to you via UPS.

Sincerely,

Alexander L. Orr

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3565 • Fax +1 202.530.4248
AOrr@gibsondunn.com • www.gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: 98447-00019

January 8, 2014

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wynn Resorts, Limited*
Stockholder Proposal of The Sisters of St. Francis of Dubuque Iowa
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Wynn Resorts, Limited (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") received from The Sisters of St. Francis of Dubuque Iowa (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED that the Board of Directors of WynnResorts Ltd [sic] create company-wide policies for all its casinos that they be smoke-free within three months of the annual meeting.

The Proposal's supporting statement emphasizes the positive impacts smoking bans have on the workers at establishments, and it states, "The proponents of this resolution . . . ask your support of this effort to ensure the health of our workers and those who visit our casinos." A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(1) because the Proposal is mandatory rather than precatory and is therefore improper under state law; and
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(1) Because It Is Not A Proper Subject For Action By Stockholders Under The Laws Of The State Of Nevada.

Rule 14a-8(i)(1) permits a company to exclude a stockholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that it may exclude the Proposal under this basis because the Proposal is not a proper subject for action by stockholders under the laws of Nevada, the jurisdiction of the Company's organization. The Proposal is stated in mandatory rather than precatory language. Sections 78.115 and 78.120 of the Nevada Revised Statutes (the "NRS") mandate that the business of a Nevada corporation "must be managed under the direction of a board of directors or trustees" (the "Board"), and that the Board has "full control over the affairs of the corporation," except as otherwise provided in the NRS or the articles of incorporation of the corporation. Neither the NRS nor the

Company's Second Amended and Restated Articles of Incorporation restricts the Board in a way relevant to the requirements of the Proposal. In fact, Section 78.070(4) of the NRS specifically provides that every corporation may conduct its business within or without the state of Nevada, and Article III, Section 3.1 of the Company's Sixth Amended and Restated Bylaws states that "[t]he business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided in the Chapter 78 of the NRS or the Articles of Incorporation." In our opinion, the language of the Proposal mandating that the Board take a specific action is contrary to the NRS.

The Note to Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In the 1976 adopting release for certain amendments to Rule 14a-8(c)(1) (now Rule 14a-8(i)(1)), the Commission stated:

> The text of the above Note is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(1). In this regard, it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that "the business and affairs of every corporation organized under this law shall be managed by its board of directors," or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The Proposal is not cast as a recommendation or request, but rather mandates that the Company's Board "create company-wide policies for all its casinos that they be smoke-free within three months of the annual meeting." The Staff has consistently concurred that a stockholder proposal mandating or directing that a company's board of directors take certain actions is inconsistent with the discretionary authority granted to the board of directors under state law and is therefore excludable under Rule 14a-8(i)(1). *See Bank of America Corp.* (avail. Feb. 16, 2011); *The Boeing Co.* (avail. Jan. 29, 2010); *MGM MIRAGE* (avail. Feb. 6, 2008); *Cisco Systems, Inc.* (avail. July 29, 2005). In each case, the proposal mandated, rather than requested, that the company take a specific action. Similarly, the Proposal is not a proper subject for stockholder action under Nevada law since it mandates, instead of requests, that the Board address a matter clearly within its discretion and purview, and therefore the Proposal may be excluded pursuant to Rule 14a-8(i)(1).

II. The Proposal May Be Properly Excluded Pursuant To Rule 14a-8(i)(7) Because It Addresses Matters Related To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—in particular, the Company's management of the place of business and the policies and procedures regarding the products and services that the Company offers, including controlling the use of tobacco on company premises.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff repeatedly has concurred that stockholder proposals related to the management of the place of business, including those relating to controlling the use of tobacco on company premises, are matters of ordinary business, and therefore are excludable under Rule 14a-8(i)(7). For example, in *Hilton Hotels Corporation* (avail. Mar. 11, 1998), Hilton received a proposal requesting that the Board of Directors "adopt a policy making all [of the company's] facilities, including [its] restaurants, smokefree by January 1, 1999 . . . ." Hilton noted in its no-action request that the smoking policy at its premises, particularly with respect to its casinos, was a complicated matter better left to company management and that the implementation of such proposal could have a negative economic effect on its results of financial operations. The Staff concurred in the exclusion of the proposal "as relating to the conduct of the [c]ompany's ordinary business operations (i.e., management of the place of business)." *See also McDonald's Corp.* (avail. Mar. 16, 1993) (permitting exclusion of a proposal requesting that the board of directors adopt a policy to make the corporate facilities smoke-free because such proposal related "to the conduct of the [c]ompany's ordinary business operations (i.e., management of the place of business)"); *Agency Rent-A-Car* (avail. Apr. 8, 1992) (permitting exclusion of a proposal requesting that the company prohibit smoking in all of its vehicles because the proposal related "to the conduct of the ordinary business operations of the [c]ompany (i.e., restrictions on customer conduct and management of the work environment)"); *American Telephone and Telegraph Co.* (avail. Dec. 11, 1991) (permitting exclusion of a proposal requesting that the company publish a total non-smoking policy for the company's buildings, vehicles and facilities used by employees because the proposal related to "a matter of the [c]ompany's ordinary business operations (i.e., management of the work environment and employee supervision)").

More recently, the Staff confirmed that proposals seeking to govern the smoking-related policies at a company's place of business remain excludable. In *The Walt Disney Company* (avail. Dec. 22, 2010), Disney received a proposal requesting that its board of directors direct management to modify the company's "current smoking policy to not allow children within the designated smoking areas of its theme parks (children being defined as any person not qualified by age to legally purchase smoking materials)." Disney noted that the proposal sought to "regulate the guest experience at [Disney's] parks," which involved matters "fundamental to the management's ability to run the [c]ompany on a day-to-day basis, implicating complex decisions relating to the operation of the parks that cannot, as a practical matter, be subject to direct shareholder oversight." The Staff concurred in the exclusion of the proposal as relating to the company's "ordinary business operations," noting that the proposal related to "the policies and procedures regarding the products and services that the company offers."[1]

---

1 Similarly, the Staff has permitted companies that do not manufacture tobacco products to exclude proposals relating to the sale of tobacco products. *See, e.g., Rite-Aid Corp.* (avail. Mar. 26, 2009) (permitting exclusion of a proposal requesting a report regarding the company's response to rising pressures to halt sales of tobacco products because the proposal was related to the company's "ordinary business operations (i.e., sale of a particular product)"); *CVS Caremark Corp.* (avail Mar. 3, 2009) (same); *Wal-Mart Stores, Inc.* (avail Mar. 20, 2001) (permitting exclusion of a proposal requesting that the company discontinue the sale of tobacco and tobacco-related products by the end of the year because it related to the company's "ordinary business operations (i.e., the sale of a particular product)").

Similar to the precedent discussed above, the Proposal seeks to control the management of the place of business and to directly impose controls on the accommodations that the Company may provide its customers while those customers are visiting the Company's facilities. More specifically, the Proposal seeks to render the Company's casinos "smoke-free," just as previous proposals, such as the proposal in *Hilton*, sought to prohibit smoking in a company's casinos, hotels and/or other properties.

The establishment of policies governing the Company's facilities is a fundamental responsibility of the Company's management. The smoking policy for each of the Company's casinos is impacted by a wide range of business considerations, including the tastes and preferences of customers, local practices and laws, competitive practices and considerations of alternative approaches. Balancing such interests is a complex issue that stockholders as a group lack the business expertise and knowledge of the hospitality and gaming industry upon which to make an informed judgment. Furthermore, the policies that the Company's management puts in place with respect to its casinos have a direct impact on the Company's customer base and, by extension, the Company's financial performance. While the Company currently has both non-smoking and smoking areas in some of its facilities, adopting the "smoke-free" policy requested in the Proposal has competitive implications, as customers who wish to smoke while gaming could consider patronizing a competitor. Given the ubiquity of competing casinos that permit smoking, implementation of the proposal would adversely impact the Company's gaming revenues and consequently reduce stockholder value. As a result of the competing interests involved and the sensitivity of the Company's earnings to such changes in policy, it is impractical for stockholders to make a fully informed decision at an annual meeting as to the most appropriate policies to impose at the Company's casinos.

We recognize that the Staff has not concurred in the exclusion of stockholder proposals relating to the sale of tobacco by tobacco companies. *See, e.g., Philip Morris Cos. Inc. (Evangelical Lutheran Church in America)* (avail. Feb. 22, 1990) (declining to concur in the exclusion of a stockholder proposal seeking the establishment of a "Review Committee" that would analyze the impact of the company's tobacco advertising on minors because of "the growing significance of the social and public policy issues attendant to operations involving the manufacture and distribution of tobacco related products"). However, as made clear by *Hilton* and *Disney*, both of which were decided after *Philip Morris*, the Staff has not expanded this position to include proposals that, like the Proposal, relate to smoking bans (or even restrictions) at a company's facilities. Thus, based on the Staff precedent cited above, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Kim Sinatra, the Company's General Counsel, at (702) 770-2112.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Kim Sinatra, Wynn Resorts, Limited
Michelle Koch, Wynn Resorts, Limited
Sr. Cathy Katoski, OSF, The Sisters of St. Francis of Dubuque Iowa

101641984.8

GIBSON DUNN

EXHIBIT A

Sisters of St. Francis
Dubuque, Iowa
3390 Windsor Avenue | Dubuque, Iowa 52001 | 563.583.9786 | www.osfdbq.org

November 20, 2013

Stephen A. Wynn, Chairman
Wynn's International
3131 Las Vegas Boulevard South,
Las Vegas, Nevada 89109

Dear Mr. Wynn,

The Sisters of St. Francis of Dubuque Iowa are 262 Catholic women religious ministering throughout the United States and in Honduras and St. Lucia, West Indies. Our mission statement ("Living in Right Relationship with all Creation") and Franciscan values lead us to care deeply for all people.

As investors, and shareholders we are very concerned that the companies in which we invest are not involved in activities that harm people, employees or guests.

As shareholders of WynnResorts we are submitting the attached shareholder resolution on "Smokefree Casinos." The statistics from Colorado alone are proof of the severe effects of second-hand-smoke. As shareholders of WynnResorts we no longer believe we should bear the financial and reputational risks from future lawsuits of guests or employees.

The Sisters of St. Francis of Dubuque Iowa have owned at least $2,000 worth of common stock of WynnResorts for at least one year and will be holding such through next year's annual meeting. Verification of such ownership will come from Wells Fargo, our custodian, under separate cover; it will be dated November 19, 2013.

I am authorized, as Treasurer of the Sisters of St. Francis of Dubuque, Iowa to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of WynnResorts. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I would be most happy to discuss this issue with you, especially if plans are in the works for the creation of smoke-free air in your/our casinos as we request.

Sincerely yours,

S. Cathy Katoski, OSF

Sr. Cathy Katoski, OSF
Treasurer
katoskic@osfdbq.org

Enc.: Smokefree Casinos

SMOKEFREE CASINOS

WHEREAS smoking is the leading cause of preventable death in the United States. Smoking is also the cause of disease and death among people forced by their living and/or working situations to inhale other peoples' smoke ("secondhand smoke");

Workers in gambling venues are often exposed to higher levels of secondhand smoke than employees in other such workplaces. Secondhand smoke exposure levels in casinos can be 2.4 to 18.5 times higher than in offices and 1.5 to 11.7 times higher than in restaurants (*Tobacco Control* 12 (2003), 333, 335). Even "well-ventilated" casinos have had metabolized nicotine levels 300 to 600% higher than those in other workplaces with smoking (*Journal of Occupational and Environmental Medicine* (1998), 270, 273).

Until now, many jurisdictions have exempted casinos from smoking bans in public places because data has not been conclusive as to the harm caused to those forced to ingest other peoples' smoke. However, a new study of a Colorado country with more than two dozen casinos in its gaming district has found that, when smoking is banned in casinos, there is a marked reduction in medical emergencies (https://www.tobacco.ucsf.edu/sites/default/files/u9/Glantz%20003455).

In 2006 Colorado enacted a law requiring workplaces, restaurants, bars and other public spaces, with the exception of casinos, to be smoke-free. In those smokefree workplaces ambulance calls dropped nearly 23 percent. During that time there was no significant change in calls from casinos with smoking. However, two years later, when the smoking ban was expanded to include casinos, ambulance calls from casinos dropped nearly 20 percent while there was no further change at other locations. This led the researches to realize there are "big, fast effects of eliminating secondhand smoke" in casinos ("Changes in Ambulance Calls after Implementation of a Smoke-free Law and Its Extension to Casinos," *Circulation* [American Heart Association] August 5, 2013) makes it clear that smokefree casinos reduce harm caused by secondhand smoke exposure at casinos. (http://mail.aol.com/37966-211/aol-6/en-us/mail/PrintMessagte.aspx).

Casino owners who are aware of the health hazards associated with continued smoking in their facilities incur financial and reputational risks as long as they do not make their casinos smoke-free, especially in the face of the evidence that now shows a reduction in illnesses associated with smoking in their facilities and increased litigation from aggrieved workers forced to inhale secondhand smoke.

RESOLVED that the Board of Directors of WynnResorts Ltd create company-wide policies for all its casinos that they be smoke-free within three months of the annual meeting.

Supporting Statement

The authors of the *Circulation* study above have concluded that, when smoke-free laws are extended to include casinos "the important effects of secondhand smoke exposure occur acutely. These results also suggest that exempting casinos from smoke-free laws means that more people will suffer medical emergencies." The proponents of this resolution, consequently, ask your support of this effort to ensure the health of our workers and those who visit our casinos.

Submitted by the Sisters of St. Francis of Dubuque, IA, 3390 Windsor Ave, Dubuque, IA 52001, 563-583-9786,
Sr. Cathy Katoski, OSF, Treasurer, 11/20/2013

Institutional Trust Services
MAC N8200-036
666 Walnut Street
Des Moines, IA 50315
515 245-8423 Fax

Wells Fargo Bank, N.A.

November 20, 2013

Stephen A. Wynn, Chairman
Wynn's International
3131 Las Vegas Boulevard South
Las Vegas, NV 89109

Dear Mr. Wynn:

Wells Fargo Bank, N.A. serves as custodian for the security assets for the Sisters of St Francis of Dubuque Iowa. Sister Cathy Katoski requested that we send this letter to your attention to provide confirmation that the Sisters of St. Francis currently holds in custody with Wells Fargo Bank 33 shares of Dean Foods common shares (cusip 983134107). They have held continuously at least $2,000 worth of WynnResorts common stock for the past year. Per client direction, we will freeze these assets until next year's annual meeting, to ensure that these assets remain in the portfolio until that time.

In the event you would need further information, please contact me at 515-245-3234.

Regards,

Jean A Leth

Jean A. Leth
Vice President & Relationship Manager
Institutional Retirement & Trust

Enclosure

Cc: Sister Cathy Katoski